July 27, 2021

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Apple Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2021 under Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apple Inc. has included a disclosure involving limited and lawful dealings with the Russian Federal Security Service in its Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, which was filed with the U.S. Securities and Exchange Commission on July 27, 2021.

Sincerely,

/s/ Kyle Andeer
Kyle Andeer
Vice President,
Chief Compliance Officer

Apple

One Apple Park Way

Cupertino, CA 95014

T 408 996-1010

F 408 996-0275

www.apple.com